Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-effective Amendment No. 7 to Registration Statement No. 333-152653 on Form S-11 of our reports dated March 31, 2010, relating to the consolidated financial statements and financial statement schedule of CB Richard Ellis Realty Trust and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of ASC Topic 805, Business Combinations, as of January 1, 2009), and the effectiveness of CB Richard Ellis Realty Trust and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of CB Richard Ellis Realty Trust and subsidiaries for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

August 20, 2010